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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERTAPE POLYMER GROUP INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
460919103
(CUSIP Number)
Brian Jozwiak
Fine Capital Partners, L.P.
152 West 57th Street, 37th Floor
New York, New York 10019
Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
170 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
April 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	460919103

1	NAMES OF REPORTING PERSONS: Fine Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

*   SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	460919103

1	NAMES OF REPORTING PERSONS: Fine Capital Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

*   SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	460919103

1	NAMES OF REPORTING PERSONS: Debra Fine

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*   SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D/A relates to shares of common stock, no par value (“Common Stock”), of Intertape Polymer Group Inc., a Canadian company (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada H4M 2X5. This Schedule 13D/A is being filed by the Reporting Persons (as defined below) to report a recent disposition of Shares, as a result of which the Reporting Persons are no longer the beneficial owners of more than five percent of the outstanding Shares of the Issuer.
Item 2. Identity and Background
     (a) This statement is filed by (i) FCP, as the investment manager to certain private investment funds, with respect to shares owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company (“FCA”), as the general partner of FCP, and (iii) Ms. Debra Fine, a principal of FCP and FCA, with respect to the shares owned by such private investment funds (the persons mentioned in (i), (ii) and (iii) are referred to as the “Reporting Persons”). Ms. Fine is the sole Manager of FCA and the President of FCP. Brian Jozwiak is the Chief Financial Officer and Chief Operating Officer of the Reporting Persons.
     (b) The business address of each of Reporting Persons and each of the other executive officers of FCP is 152 West 57th Street, 37th Floor, New York, New York 10019.
     (c) FCP provides investment management services to private individuals and institutions. FCA serves as the general partner of FCP. The principal occupation of Ms. Fine is investment management. The principal occupation of Mr. Jozwiak is Chief Operating Officer and Chief Financial Officer of FCP and its affiliates.
     (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) FCA is a Delaware limited liability company. FCP is a Delaware limited partnership. Ms. Fine and Mr. Jozwiak are United States citizens.

Item 4. Purpose of the Transaction
     The sales of shares of the Common Stock by the Reporting Persons were made in the ordinary course of business.
Item 5. Interest in Securities of the Issuer
     (a) As of April 24, 2006, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.
     (b) Not Applicable.
     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 1 attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) As of March 21, 2006, Ms. Fine and FCP ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.
Exhibit 2	Joint Filing Agreement dated April 24, 2006, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 24, 2006

FINE CAPITAL PARTNERS, L.P.
By:	Fine Capital Advisors, LLC,
its general partner

By:	/s/ Debra Fine
	Name:	Debra Fine
	Title:	Manager

FINE CAPITAL ADVISORS, LLC
By:	/s/ Debra Fine
	Name:	Debra Fine
	Title:	Manager

/s/ Debra Fine
Debra Fine